3-1-02

1027664

0-28998

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

for the month of March 2002

ELBIT SYSTEMS LTD.
(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

(page 1 of 6
Exhibit Index on pg 4)

Attached hereto as Exhibit 1 and incorporated by reference herein is a copy of the registrant's press release dated March 11, 2002, announcing that at the registrant's Extraordinary General Meeting of Shareholders, held on March 11, 2002, the proposed resolution on the agenda for the meeting was approved by a required majority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: A. Tal
Arie Tal
Corporate Secretary

Dated: March 11, 2002

783548_1

EXHIBIT INDEX

Exhibit Number	Description	Page Number
1.	Registrant's press release dated March 11, 2002	6

EXHIBIT 1

Advanced Technology Center, P.O. Box 539, Haifa 31053, Israel Tel: 972-4-8315315
Fax: 972-4-8550002

Proposed 6-K for Results of Extraordinary General Shareholders Meeting

Haifa, Israel, March 11, 2002- Elbit Systems Ltd.
(the " Company") (Nasdaq NM: ESLT) announced today that its Extraordinary General Meeting of Shareholders (the " Meeting") held at 11: 00 a.m. local time on March 11, 2002 at the Company's offices in Tel-Aviv, the proposed resolution on the agenda of the Meeting, as described in the Proxy Statement to Shareholders dated February 18, 2002, was approved by the required majority.

At the meeting, Mr. Nathan Sharony and Mr. Joel Feldschuh were elected to serve as External Directors, replacing Mr. Amnon Harari and Mr. Yoram Shapira, and Mr. Doron Birger was elected to replace Mr. Yigal Baruchi on the Board of Directors.